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SEC FILE NUMBER 001-08038
CUSIP NUMBER 492914106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1301 McKinney Street, Suite 1800

Address of Principal Executive Office (Street and Number)

Houston, TX 77010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings by Key Energy Services, Inc. (the “Company” or “Key”) with the Securities and Exchange Commission, the Company is in negotiations with its lenders and noteholders regarding its level of indebtedness and level of liquidity and its compliance with covenants contained in the Company’s Term Loan and Security Agreement and Loan and Security Agreement. The Company and certain of its lenders and noteholders have entered into forbearance agreements pursuant to which such lenders and noteholders agreed to forbear from exercising remedies available to them under such facilities. The forbearance agreements continue until terminated by the lenders or noteholders party thereto on not less than five business days’ notice to the Company. The Company and its lenders and noteholders remain in negotiations, and the outcome of such negotiations has the potential to impact the presentation of information and disclosures in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2016 (the “Form 10-Q”). As a result, the Company is unable to file the Form 10-Q by the prescribed due date. The Company remains in negotiations with its lenders and noteholders and currently expects that it will file the Form 10-Q on or before the fifth calendar day following its prescribed due date, although there can be no assurance in this regard.

As more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2016, if the Company’s ongoing negotiations with its lenders and noteholders do not lead to a strategic transaction or alternative that addresses the Company’s level of indebtedness and liquidity, the Company could be forced to seek bankruptcy protection to restructure its business and capital structure. Additionally, the terms of any such transaction or the results of a bankruptcy proceeding could result in a limited recovery for unsecured noteholders, if any, and place equity holders at significant risk of losing all of their interests in our company.

The Company expects to report revenues and net loss of approximately $95.0 million and $92.8 million, respectively, for the three months ended June 30, 2016, as compared to revenues and net loss of approximately $197.4 million and $65.4 million for the three months ended June 30, 2015. Included in the 2015 second quarter net loss is a non-cash impairment charge of approximately $21.3 million. No impairment charge was taken in the 2016 second quarter. Our revenues declined substantially and our net loss increased in the current period relative to the prior year period due to continuing deterioration in industry conditions, which has reduced the demand for our services and the prices we can charge for our services, and, as a result, our cash flows and results of operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine I. Hargis	713	651-4446
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See disclosure under Part III above.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature or that relate to future events and conditions are, or may be deemed to be, forward-looking statements. These forward-looking statements are based on Key’s current expectations, estimates and projections and its management’s beliefs and assumptions concerning future events and financial trends affecting Key’s financial condition and results of operations. In some cases, you can identify these statements by terminology such as “may,” “will,” “should,” “predicts,” “expects,” “believes,” “anticipates,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions and are subject to substantial risks and uncertainties and are not guarantees of performance. Future actions, events and conditions and future results of operations may differ materially from those expressed in these statements. In evaluating those statements, you should carefully consider the risks outlined in “Item 1A. Risk Factors,” in Key’s Annual Report on Form 10-K for the year ended December 31, 2015. Key undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25 except as required by law. All of Key’s written and oral forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2016	By:	/s/ Katherine I. Hargis
Katherine I. Hargis
Vice President, Chief Legal Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).